
06013398


LIBERTY
INTERNATIONAL

May 15, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "King's Reach, Southwark, London SE1".
Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

dlw 5/15

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1424 www.liberty-international.co.uk
REGISTERED IN ENGLAND NO. 3685527 REGISTERED OFFICE: 40 BROADWAY LONDON SW1H 0BT

File No. 82-34722

LIBERTY INTERNATIONAL PLC

15 May 2006

KING'S REACH, SOUTHWARK, LONDON SE1

Attached is an announcement issued by Capital & Counties, wholly owned subsidiary of Liberty International PLC.

ENQUIRIES

CAPITAL & COUNTIES

John Saggers	Managing Director of Capital & Counties, Director, Liberty International	+44 (0)20 7887 7041
Gary Marcuccilli	Director, Capital & Counties	+44 (0)20 7887 7041

KING'S REACH SOLD BY CAPITAL & COUNTIES

Capital & Counties has disposed of its interest in the 275,000 sq.ft. King's Reach complex on London's Southbank. The property has been sold for £80 million, a price in excess of the most recent year end valuation.

Capital & Counties acquired the complex in 2002 and subsequently obtained planning consent for a new development of circa 400,000 sq.ft.

The lease held by the principal tenant, IPC Magazines, is due to expire next year.

ENQUIRIES

CAPITAL & COUNTIES

Gary Marcuccilli, Capital & Counties +44 (0) 20 7887 7041

File No. 82-34722

FURTHER INFORMATION

Capital & Counties

Capital & Counties is the wholly owned retail and commercial property subsidiary of Liberty International PLC and controls property investments of over £1 billion. This includes significant holdings in Central London, particularly the West End, Mid Town and the South Bank. The company also owns offices around the M25 as well as major retail interests both in Central London and a number of UK cities. In the US, Capital & Counties USA inc. is based in San Francisco and has assets in Northern and Southern California totalling $540 million.

Liberty International PLC

Liberty International PLC is a major UK listed property group owning 100 per cent of Capital & Counties together with Capital Shopping Centres PLC, the leading UK regional shopping centre business. The Group's property assets amounted to over £7 billion at 31 December 2005.

Liberty International has been listed on the London Stock Exchange since July 1992, where it is a constituent of the FTSE-100 index of the UK's leading companies, and is also listed on the Johannesburg Stock Exchange.

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Liberty International PLC to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Any information contained in this announcement on the price at which shares or other securities in Liberty International PLC have been bought or sold in the past, or on the yield on such shares or other securities, should not be relied upon as a guide to future performance.